Troutman Sanders LLP 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 troutman.com

Larry A. Cerutti

949.622.2710

larry.cerutti@troutman.com

April 1, 2019

BY EDGAR AND FEDEX

Jan Woo, Esq., Legal Branch Chief

Edwin Kim, Esq., Staff Attorney

Division of Corporation Finance Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConversionPoint Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed March 15, 2019 File No. 333-228857

Dear Ms. Woo and Mr. Kim:

On behalf of ConversionPoint Holdings, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated March 29, 2019. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company has filed Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) with the Commission on EDGAR, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 2 to the Registration Statement, which has been marked to indicate the changes from Amendment No. 1 to the Registration Statement filed with the Commission on March 15, 2019.

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Registration Statement. All responses provided herein are based solely on information provided by the Company.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney April 1, 2019 Page 2

Registration Statement on Form S-4 filed March 15, 2019

Questions and Answers About the Mergers and Special Meetings

Are there any ConversionPoint or Inuvo stockholders already committed to vote in favor of the merger-related proposals, page 13

1.	Your revised disclosure in response to prior comment 15 does not appear to provide the percentage of vote by non-affiliated public stockholders of ConversionPoint necessary to approve the merger proposal, assuming that all of the ConversionPoint and Inuvo affiliates and parties the support agreements vote in favor of the merger. Please revise to highlight and quantify the percentage of the non-affiliated public stockholders that are necessary to approve the merger.

Response to Comment 1:

The Company has revised the disclosure on pages 13, 22 and 192 of the Registration Statement in response to this comment.

Risk Factors
New Parent is an “emerging growth company”, page 57

2.	Revise your disclosure to also state that as a result of your election to take advantage of the extended transition period for new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

Response to Comment 2:

The Company has revised the disclosure on pages 23, 57 and 76 of the Registration Statement in response to this comment.

Unaudited Pro Forma Combined Condensed Financial Statements
Note 4 – Preliminary Estimated Purchase Price Allocation, page 203

3.	We note your response to comment 19 and partially reissue the comment. Please revise your disclosure to separately identify the number of shares of common stock to be issued.

Response to Comment 3:

The Company has revised the disclosure to the Preliminary Estimated Purchase Price Allocation on page 203 of the Registration Statement to include the number of shares of common stock to be issued.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney April 1, 2019 Page 3

4.	You disclose that your customer relationships will be amortized over a period of ten to twenty years. Please tell us in detail your basis in determining the amortization periods of these assets, including your considerations related to each of Inuvo’s significant customers. Revise to disclose the weighted average useful lives. In addition, revise to disclose whether or not these assets will be amortized using a straight-line method or an accelerated method of amortizations. Refer to ASC 350-30-35-6.

Response to Comment 4:

The Company has revised the disclosure in page 204 of the Registration Statement to change the useful lives for the customer relationships from the range of ten to twenty years to a useful life of five years. The Company has also updated the amortization expense adjustment in column (k) of the Unaudited Pro From Combined Condensed Consolidated Statements of Operations on page 201 to properly reflect the updated amounts based on the new useful life of the customer relationships. Additionally, the Company has disclosed the method of amortization of the intangible assets on page 204. The five year useful life of the customer relationships was determined based on management's assessment of the various customers and the industries in which they operate. Based on this analysis, the Company determined that five years is the appropriate useful lives for the customer relationships.

Note 5 – Preliminary Pro Forma Financial Statement Adjustments, page 204

5.	We note that adjustment (k) reflects the vesting of restricted stock units upon the initial public offering. Please tell us how you determined this adjustment met the continuing impact criteria of Item 11-02(b)(6) of Regulation S-X. Alternatively, revise your calculations to remove this adjustment and include a discussion of its exclusion in your pro forma notes.

Response to Comment 5:

The Company has revised the Preliminary Pro Forma Financial Statement Adjustments on page 204 of the Registration Statement to remove former adjustment (k) as as the restricted stock units issued are nonrecurring expenses and will not have a continuing impact on the Company’s business and to explain the reason for its removal.

Note 6 – Pro Forma Combined Net Income (Loss) per Share, page 206

6.	Please revise your disclosure to clearly show how you calculated your pro forma weighted-average shares for the year ended December 31, 2018.

Response to Comment 6:

The Company has revised the disclosure to the Pro Forma Combined Net Income (Loss) per Share on page 206 of the Registration Statement to clearly show how the weighted-average shares were calculated. Based on the structure of the mergers, (i) all outstanding shares of common stock of ConversionPoint Technologies will be exchanged for 15,567,200 shares of common stock of ConversionPoint Holdings, and (ii) all outstanding shares of common stock of Inuvo will be exchanged for 6,432,800 shares of common stock of ConversionPoint Holdings. The Company plans to raise $36,000,000 in its Initial Public Offering and has determined the Company’s pro forma share price to be equal to $9.46, which amount equates to 3,805,497 shares of the Company’s common stock on a pro forma basis (i.e., $36,000,000/$9.46). Based on these facts, the weighted-average shares are equal to 25,805,497 (i.e., 15,567,200 + 6,432,800 + 3,805,497 = 25,805,497).

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney April 1, 2019 Page 4

Inuvo, Inc. Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Intangible Assets, page F-96

7.	You disclose that you engaged a third-party valuation service to determine that fair value of the acquired assets and to subsequently reassess the fair value of the acquired assets. Please revise to clarify the nature and extent of your reliance on the independent third-party valuation. Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Response to Comment 7:

The Company has revised the disclosure on page F-96 of the Registration Statement to clarify the nature and extent of Inuvo’s reliance on independent third-party valuation firms.

*   *   *

In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Sincerely yours,

   /s/Larry A. Cerutti

Larry A. Cerutti

cc:          Robert Tallack, ConversionPoint Holdings, Inc.

Raghu Kilambi, ConversionPoint Holdings, Inc.

Bardia Moayedi, Troutman Sanders LLP

Jeremy Siegfried, Porter Wright Morris & Arthur LLP

Matthew P. Navarre, Porter Wright Morris & Arthur LLP